

Responding to HomeStreet's Misleading Claims

June 3, 2019

www.FixHMST.com

Table of Contents

Deconstructing HomeStreet's Misleading TSR Chart "Since IPO"



2/10/2012 – 12/31/2012
132.3% TSR

12/31/2012 – 1/22/2019*
2.6% TSR vs. **108.8%** for the KBW Regional Bank Index

1/22/2019 – 5/24/2019
12.4% TSR

Valuation Normalization Period	Recapitalized With A Healthy Balance Sheet	Outperformance
7 years ago, HMST completed its IPO at 63% of its Tangible Book Value (TBV). After the risk of failure dissipated, HMST appreciated to a slight premium to TBV, in-line with peers.	For 6+ years, Mark Mason and HomeStreet's Board of Directors had the opportunity to turn the Company into a great commercial bank. However, the total return that was generated for shareholders was just 2.6% vs. 108.8% for the KBW Regional Banking Index. **In short, this was one of the best performance periods for the banking industry since 2001. HomeStreet, despite spending more than $360 million on capital expenditures and acquisitions, squandered the many opportunities available to the bank.**	HomeStreet's stock outperforms after the Company's adoption of BLC's recommendation to sell its mortgage businesses.

* Q4 2018 earnings call on 1/22/2019; this date represents when HMST announced it was pursuing strategic options for its mortgage operations

HomeStreet's TSR Relative To Peers On a Rolling Basis

1-, 3-, and 5-year Rolling TSRs vs. Peers[1] – HomeStreet significantly underperforms

- HomeStreet "cherry picks" certain dates to show favorable TSRs and then argues that Blue Lion does the same

- A "Rolling" analysis for the <u>entire</u> time period that HMST has been a public company eliminates the ability to pick favorable dates

- Whether you use a 1-, 3-, or 5-year time horizon, HomeStreet has underperformed its peers for the vast majority of its life as a public company

- There is no way to debate the results of this analysis given the <u>thousands of data points</u>

1 Year Rolling TSR vs. Peers – HMST Underperforms 66% Of The Time[2]



3 Year Rolling TSR vs. Peers – HMST Underperforms 94% Of The Time[3]



5 Year Rolling TSR vs. Peers – HMST Underperforms 100% Of The Time[4]



Source: FactSet. [1] Pacific NW Peers: BANR, GBCI, COLB, HFWA; CA Peers: PPBI, WABC, CVBF and TCBK. Weekly data. [2] first observation date 2/17/13, [3] first observation date 2/17/15, [4] first observation date 2/17/17

HomeStreet's TSR Relative To The KRX On a Rolling Basis

1-, 3-, and 5-year TSRs vs. KBW Regional Bank Index (KRX) – HomeStreet significantly underperforms

- Blue Lion also performed the same Rolling analysis on the KRX and compared the returns to HomeStreet's returns

- HomeStreet significantly underperforms the KRX as well on a 1-, 3- and 5-year basis

1 Year Rolling TSR vs. KRX – HMST Underperforms 62% Of The Time[1]



3 Year Rolling TSR vs. KRX – HMST Underperforms 74% Of The Time[2]



5 Year Rolling TSR vs. KRX – HMST Underperforms 94% Of The Time[3]



Source: FactSet. Weekly data. [1] first observation date 2/17/13, [2] first observation date 2/17/15, [3] first observation date 2/17/17

5

Since Its IPO Through January 22, 2019[*], HomeStreet Shareholders Would Have Been Better Off Buying the KRX 82% Of The Time

- Out of 1,746 buy and hold periods[1], HomeStreet's stock has **underperformed the KBW Regional Bank Index 82% of the time**



The KBW Regional Bank Index Outperformed HomeStreet 1,424 Days



HomeStreet Outperformed the KBW Regional Bank Index 322 Days

Source: Bloomberg. Does not represent TSR as it includes simple price appreciation only. [1] Buy and hold periods represent every day a shareholder could have purchased HMST's stock and held it though 1/22/2019.

* Q4 2018 earnings call on 1/22/2019; this date represents when HMST announced it is pursuing strategic options for its mortgage operations

The HomeStreet "Peer" Group Is Too Broad
HMST should be compared with actual banks that they compete with every day

- HomeStreet is based in Seattle, WA and primarily operates in large metropolitan areas in WA, OR and CA.



Extracted from HomeStreet's Shareholder Presentation May 30, 2019



HomeStreet's "Peers" include banks well outside of its markets

- All of Blue Lion's peers are included in HomeStreet's peer group. However, HomeStreet includes out-of-market banks in its peer group in an attempt to hide its underperformance. Further, by selecting a broader peer group from slower growth markets, it enables the company to lower the bar so it can justify paying a larger performance bonus to its executives despite its poor returns

- In addition, only one of these "out-of-market" banks has meaningful exposure to the mortgage business

Blue Lion's Peers For HomeStreet Only Include Banks From the Same Markets and of Comparable Size

- **Pacific Northwest Peers**: Columbia Banking System, Banner Corp., Glacier Bancorp and Heritage Financial. All four are included in HomeStreet's peer group.

- **California Peers:** Pacific Premier Bancorp, TriCo Bancshares, Westamerica Bancorporation, CVB Financial Corp. and Banner Corp. All five chosen peers are included in HomeStreet's peer group.



After Restructuring Its Mortgage Operations, HomeStreet's Consolidated Efficiency Ratio (ER) Will Still Be Worst Among Peers

- The chart below shows HomeStreet's Consolidated and Commercial Bank ER's from 2013-2018 as well as that of peers

- Beginning with Q1 2019 results, HomeStreet ONLY discloses a Consolidated ER

- Even after HomeStreet completes the restructuring of its mortgage operations and eliminates the "stranded costs", the Company's Consolidated ER for 2019E* will be an estimated 2,250 bps higher than its peers

- This is yet another example of why we believe the restructuring of their mortgage operations is a "half-measure" and the cost structure in the commercial bank needs to be addressed



Source: FactSet, Blue Lion Capital, HMST guidance given on its Q1'19 Earnings Call
* Generously assumes the mortgage operation will be breakeven

9

We Believe HomeStreet's <u>ENTIRE</u> Argument is a False Narrative

HomeStreet's Claim	The Reality
HMST invalidated BLC's 2018 Notice to nominate directors to preserve shareholder rights	HMST's Board refused to allow shareholders the right to vote for any nominees other than their own
HMST changed its 2018 proxy card to comply with WA-State laws	HMST changed the proxy card to confuse shareholders
Restructuring the mortgage businesses and repurchasing stock would hurt the bank	The mortgage business restructuring and $75mm buyback are in the best interests of shareholders
HMST made changes to its bylaws in July 2018 to improve corporate governance	HMST changed its bylaws to limit shareholder access and make it more difficult for shareholders to exercise their rights
HMST tried to settle its differences with BLC	HMST refused to discuss BLC's offer or to make a counter offer
Management is successfully transforming HMST into a leading West Coast regional commercial bank	HMST is one of the worst performing banks in the U.S. and is **WORST AMONG PEERS**
We efficiently use capital	HMST has spent more than $360mm on capex and acquisitions over the past 6 years with little return
Our compensation plans are performance-based	Despite poor operational and TSR performance, HMST executives are paid inline with peers
Our Board is delivering effective leadership	The numerous corporate governance failures over the past 6+ years are evidence of poor leadership
HMST appropriately notified Broadridge to set the record date for the 2019 annual meeting - it was Broadridge's fault the record date was set incorrectly	**HMST VIOLATED SEC rule 14a-13** by providing 3 days notice rather than the mandated 20 days
We have never heard of Dwight Capital and were unaware of their interest in our Fannie Mae DUS business	Dwight Capital and Mark Mason have had **several** communications since 2017
The Board evaluated Dwight Capital's interest and a sale of the Fannie Mae DUS license is not in the best interest of shareholders	Excluding Mark Mason, no other Board member has engaged with Dwight Capital and HMST refused to have a meeting or sign a mutual NDA so there was no way an offer could be given
HMST's highly qualified nominees are essential members of the Board	Mark Mason and Donald Voss have presided over the numerous performance and corporate governance failures
Replacing our key leaders would be highly detrimental	Given the poor performance and numerous corporate governance failures, a Board refresh is essential



Blue Lion Capital's Narrative Has Been Consistent and <u>ALWAYS</u> For the Benefit of Shareholders

We have consistently stated our belief that:

- HomeStreet can be a great bank

- But, HomeStreet's management and Board have failed to craft and execute a sound strategy, resulting in:
    - Poor operational performance
    - Poor TSR
    - Poor capital allocation
    - Lost confidence in management by shareholders

- The Board of HomeStreet has presided over numerous corporate governance failures:
    - Failure to provide oversight
    - Failure to act in the best interests of shareholders
    - Failure to act in good faith and exercise appropriate care
    - Failure to check the power of a combined Chairman and CEO

- As a result, change is needed on the HomeStreet Board

Vote the BLUE Proxy Card "FOR" Charles Griege and Ron Tanemura
To Refresh HomeStreet's Board of Directors



Vote The BLUE Proxy Card "FOR" Our Shareholder Proposals

BLUE CARD

Company Proposal	Blue Card Recommendation
COMPANY PROPOSAL #2 Advisory Vote On The Compensation of Named Executive Officers	**VOTE AGAINST** The Company's compensation practices are not constructed in the best interest of the Company & shareholders
COMPANY PROPOSAL #3 Ratification Of The Company's Public Accounting Firm	**VOTE FOR** Ratification is on a non-binding basis
COMPANY PROPOSAL #4 Ratification Of Exclusive Forum Selection Bylaw	**VOTE AGAINST** Would limit shareholders' rights and options with grievances against the Company or its directors
COMPANY PROPOSALS #5 & #6 Declassify The Board, Eliminate Supermajority Vote To Approve Major Corporate Changes	**VOTE FOR** The Company is finally following our lead by embracing these best practices
SHAREHOLDER PROPOSAL #7 Repeal Certain Bylaw Amendments	**VOTE FOR** Will prevent any possible interference with our right to present business at the Annual Meeting
SHAREHOLDER PROPOSAL #8 Vote For An Independent Chair	**VOTE FOR** An independent chair is important at an underperforming company like HomeStreet

Contact Information

Blue Lion Capital

8115 Preston Road

Suite 550

Dallas, TX 75225

Chuck Griege

chuck@bluelioncap.com

214-855-2430

Brad Berry

brad@bluelioncap.com

214-855-2430

Justin Hughes

Justin@bluelioncap.com

214-855-2430



For additional information or assistance voting your shares please contact Blue Lion Capital's proxy solicitor

M O R R O W
S O D A L I

509 Madison Avenue
Suite 1206
New York, NY 10022

Shareholders Call Toll Free:
(800) 662-5200

Email:
BlueLion@morrowsodali.com

IMPORTANT INFORMATION

Roaring Blue Lion Capital Management, L.P., Blue Lion Opportunity Master Fund, L.P., BLOF II LP, Charles W. Griege, Jr. (collectively, "Blue Lion") and Ronald K. Tanemura (together with Blue Lion, the "Participants") have filed with the Securities and Exchange Commission (the "SEC") a definitive proxy statement and accompanying form of proxy to be used in connection with the solicitation of proxies from shareholders of HomeStreet, Inc. (the "Company"). All shareholders of the Company are advised to read the definitive proxy statement and other documents related to the solicitation of proxies by the Participants, as they contain important information, including additional information related to the Participants. The definitive proxy statement and an accompanying proxy card is being furnished to some or all of the Company's shareholders and is, along with other relevant documents, available at no charge on the SEC website at http://www.sec.gov/ or from the Participants' proxy solicitor, Morrow Sodali, LLC.

Information about the Participants and a description of their direct or indirect interests by security holdings is contained in the definitive proxy statement on Schedule 14A filed by Blue Lion with the SEC on May 16, 2019. This document is available free of charge from the sources indicated above.

DISCLAIMER

This presentation, the materials contained herein, and the views expressed herein (this "Presentation") are for discussion and general informational purposes only. This Presentation does not have regard to the specific investment objective, financial situation, suitability, or the particular need of any specific person who may receive this presentation, and should not be taken as advice on the merits of any investment decision. In addition, this Presentation should not be deemed or construed to constitute an offer to sell or a solicitation of any offer to buy any security described herein in any jurisdiction to any person, nor should it be deemed as investment advice or a recommendation to purchase or sell any specific security. Nor should this Presentation be considered to be an offer to sell or the solicitation of an offer to buy any interests in any fund managed by Roaring Blue Lion Capital Management, L.P. or any of its affiliates ("Blue Lion"). Such an offer to sell or solicitation of an offer to buy interests may only be made pursuant to definitive subscription documents.

The views expressed herein represent the current opinions as of the date hereof of Blue Lion and are based on publicly available information regarding HomeStreet, Inc. ("Homestreet" or the "Company"). Certain financial information and data used herein have been derived or obtained from, without independent verification, public filings, including filings made by HomeStreet with the Securities and Exchange Commission ("SEC") and other sources. Blue Lion shall not be responsible for or have any liability for any misinformation contained in any SEC or other regulatory filing, any third party report, or this Presentation. All amounts, market value information, and estimates included in this Presentation have been obtained from outside sources that Blue Lion believes to be reliable or represent the best judgment of Blue Lion as of the date of this Presentation. Blue Lion is an independent company, and its opinions and projections within this Presentation are not those of HomeStreet and have not been authorized, sponsored, or otherwise approved by HomeStreet. The information contained within the body of this Presentation is supplemented by footnotes which identify Blue Lion's sources, assumptions, estimates, and calculations. This information contained herein should be reviewed in conjunction with the footnotes.

In addition, the information contained herein reflects projections, market outlooks, assumptions, opinions and estimates made by Blue Lion as of the date hereof that may constitute forward-looking statements. Such forward-looking statements are based on certain assumptions and involve certain risks and uncertainties, including risks and changes affecting industries generally and the Company specifically and are subject to change without notice at any time. Given the inherent uncertainty of projections and forward-looking statements, you should be aware that actual results may differ materially from the projections and other forward-looking statements contained herein due to reasons that may or may not be foreseeable.

Therefore, Blue Lion does not represent that any opinion or projection will be realized, and Blue Lion offers no assurances as to the price of Company securities in the future. While the information presented herein is believed to be reliable, no representation or warranty is made concerning the accuracy of any data presented, the information or views contained herein, nor concerning any forward-looking statements. Blue Lion has an economic interest in the price movement of the securities discussed in this presentation, but Blue Lion's economic interest is subject to change at any time.

Blue Lion has not sought or obtained consent from any third party to use any statements or information indicated herein as having been obtained or derived from statements made or published by third parties, nor has it paid for any such statements. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. Blue Lion does not endorse third-party estimates or research which are used in this presentation solely for illustrative purposes. All registered or unregistered service marks, trademarks and trade names referred to in this Presentation are the property of their respective owners, and Blue Lion's use herein does not imply an affiliation with, or endorsement by, the owners of these service marks, trademarks and trade names or the goods and services sold or offered by such owners.